

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 25, 2009

VIA U.S. Mail and Facsimile (206) 743-6204

Joseph G. Mahler
Chief Financial Officer
Fuel Cell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06813

> **Re:** **Fuel Cell Energy, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2008**
> **Filed January 14, 2009**
> **File No. 001-14204**

Dear Mr. Mahler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2008

Item 1. Business, page 6

Strategic Alliances and Market Development Agreements, page 14

1.   Please provide us with your analysis as to why you do not need to file the manufacturing and distribution agreement with POSCO and the market development agreement with Enbridge, referenced in this section, as exhibits to your filing.

2.   We note the disclosure on page 29 of your risk factors relating to your top two customers. In future descriptions of your business, please provide clear disclosure regarding your principal customers, including the names of such customers, as required by Item 101(c)(vii) of Regulation S-K.

Item 2. Properties, page 38

3.   We note your disclosure of a lease relating to a 38,000 square foot property in Danbury. Please provide us with your analysis as to why you do not need to file this lease as an exhibit to your filing. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Commitments and Significant Contractual Obligations, page 62

4.   We see that you have a total liability for unrecognized tax benefits at October 31, 2008 of $15.7 million. Please revise future filings to include the liability within the contractual obligations table to the extent that you can make reasonably reliable estimates of the amount and timing of cash settlements. Otherwise, these amounts should be included within a footnote to the table or within an "other" category along with the bases for the exclusion. Refer to Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements

Management's Discussion and Analysis – Revenues and Costs of revenues, page 54

5.   We note that cost of product sales and revenues significantly exceeds revenues each period. Please further discuss the reason that costs significantly exceed revenues each period, whether you expect this trend to continue and your efforts to address this trend in future periods.

Consolidated Statements of Cash Flows, page 73

6.   We see that you present ending cash, cash equivalents *and* investment in U.S. Treasuries. Please tell us how this measure complies with paragraph 7 of SFAS 95 which states that the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statement of cash flows shall be the same amounts as similarly titled line items or subtotals shown in the statements of financial position as of those dates.

7.   We see from page 82 that you received $1.8 million in cash proceeds from the sale of a power plant to the Sierra Nevada Brewing Co. during fiscal year 2007. Please tell us why the cash proceeds are not presented as cash provided by an investing activity in the statement of cash flows.

Note 1. Summary of Significant Accounting Policies, page 74

Nature of Business, page 74

8.   With a view toward disclosure, please revise future filings to clarify which of your subsidiaries are wholly owned and which subsidiaries are majority owned.

Warranty Costs, page 77

9.   We reference the disclosure that due to limited operating experience, warranty costs are currently expensed as incurred. Since costs can not be estimated, please tell us why you should not defer revenue recognition until either a reliable estimate of the costs can be made or the obligation period expires. We refer you to Question 3 of SAB Topic 13A(b).

Note 5. Accounts Receivable, page 81

10.   We see that the majority of your accounts receivable is due to unbilled recoverable costs from long-term contracts. Please revise future filings to include the disclosures required by Rule 5-02 (3)(c) of Regulation S-X.

Note 7. Other Assets, page 83

11.   We reference the $2.9 million recorded at October 31, 2008 for insurance receivable for power plant damaged during shipping. Please tell us and revise future filings to discuss the nature of the receivable and why you believe that this amount is recoverable. In addition, to the extent that the damage impacted your results of operations, please clarify in the Results of Operations section of MD&A in future filings.

Note 11. Preferred Stock, page 85

12.   We see that you have significant accrued dividends on your Series B and Series 1
        preferred shares. Please tell us and revise future filings to disclose where the
        accrued dividends payable are recorded on your balance sheet.

Item 9A. Controls and Procedures, page 101

Management's annual report on internal control over financial reporting

13.   In your future filings, please include the disclosure required by Item 308(a)(4) of
        Regulation S-K.

Item 11. Executive Compensation, page 103

14.   We refer to the disclosure under the caption "Annual Bonus" beginning on
        page 12 of the proxy statement that you have incorporated by reference into your
        Form 10-K. It appears that the amounts paid to your named executive officers as
        bonuses should have been disclosed under the caption "Non-Equity Incentive Plan
        Compensation" in your Summary Compensation Table pursuant to
        Item 402(e)(2)(vii) of Regulation S-K, and that the threshold, target and
        maximum amounts related to those awards should have been disclosed in your
        "Grants of Plan Based Awards" table pursuant to Item 402(d)(2)(iii) of
        Regulation S-K. Please provide such disclosure in your future filings, to the
        extent then applicable, or provide us with your analysis as to why such
        information should not have been included in the referenced tables in accordance
        with the referenced Item requirements.

15.   We refer to your disclosure under the caption "Long-Term Incentive
        Compensation" on page 13 of the proxy statement that you have incorporated by
        reference into your Form 10-K. We note minimal if any discussion and analysis
        of the significant differences in the amounts of awards among your named
        executive officers or how the awards reflect the factors which your Compensation
        Committee considers such as tenure, retention goals and individual performance.
        In your future filings, as applicable, please include substantive analysis and
        insight into how your Compensation Committee made its stock option grant
        determinations with respect to each named executive officer. Refer to
        subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example,
        please discuss and analyze how the Compensation Committee determined the
        actual number of shares underlying the stock options that were awarded to your
        named executive officers and how and why those awards varied among the named
        executive officers.

16.   We further note from your disclosure under "Long-Term Incentive

Compensation" on page 13 of the proxy statement, that you award options based upon targets between the 50th and 75th percentile of Russell 2000 companies. Given that you target this element of the compensation packages for your named executive officers, please briefly discuss in your applicable future filings how the option grants to the named executive officers relate to the data you analyzed from this group of companies and include an analysis of where actual grants fell within the targeted range. If any named executive officer is compensated at a level that is materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Item 15. Exhibits and Financial Statement Schedules, page 104

17.   We refer to the certificate of designation for your Series B Preferred Stock and the instrument governing the Series 1 Preferred Stock issued by FuelCell Energy, Ltd. for which you have provided related guarantees. It appears that you have neither filed these instruments as exhibits to this filing nor incorporated them by reference. Please explain your reasoning for not doing so. Refer to Item 601(b)(4) of Regulation S-K.

18.   Given your sales in Europe in the past two years and given the licensing arrangements with MTU Onsite Energy, as described on page 25 of your recent proxy statement, please tell us why you have not filed the agreements with MTU Onsite Energy as exhibits to your filing. Refer to Item 601(b)(10)(i) and (ii)(B) of Regulation S-K.

19.   It appears that you entered into a loan agreement with the Connecticut Development Authority in 2008. We note that exhibit 10.57 references an earlier loan agreement in 2000. Please provide us with your analysis for not filing the 2008 loan agreement as an exhibit.

20.   We note your reference to the code of ethics incorporated by reference to your 10-K for the fiscal year ended October 31, 2004. Please note there does not appear to be such an exhibit. Please advise or revise.

Exhibits

21.   We note that you excluded the statement "(the registrant's fourth fiscal quarter in the case of an annual report)" after "registrant's most recent fiscal quarter" in paragraph 4(d) of the certifications filed as Exhibits 31.1 and 31.2. In future filings please include a certification with wording that is exactly as specified in Item 601(b)(31)(i) of Regulation S-K.

22.   We note that the company's name is spelled differently in your Exhibit 31 and 32 certifications as compared to the name on the cover of your annual report on

Form 10-K and the name set forth in your certificate of incorporation. Please revise the certifications in your future filings to provide the correct name.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Joseph G. Mahler
Fuel Cell Energy, Inc.
February 25, 2009
Page 7

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James at (202) 551-33671 with any other questions. Please contact Ruairi Regan (202) 551-3255 or Tim Buchmiller at (202) 551-3635 if you have any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief